**Bank of America**
**Merrill Lynch**

135 S. LaSalle Street Suite 1625
Chicago, IL 60603-4159
USA

*Structured Asset Trust Unit Repackagings (SATURNS)*
*Cummins Engine Debenture Backed*
*Series 2001-4*

| | |
|---|---|
| Statement Date: | 01-Mar-10 |
| Payment Date: | 01-Mar-10 |
| Prior Payment: | 01-Sep-09 |
| Next Payment: | 01-Sep-10 |
| Record Date: | 15-Aug-10 |

*Administrator:*

Steven Orlandino 312.992.5650
steven.orlandino@bankofamerica.com

*Reporting Package Table of Contents*

| Issue Id: | SAT00104 |
|---|---|
| Monthly Data File Name: | SAT00104_201003_3.ZIP |

| | |
|---|---|
| Closing Date: | 5-Jun-01 |
| First Payment Date: | 1-Sep-01 |

**Parties to The Transaction**

Depositor: MS Structured Asset Corp
Underwriter: Morgan Stanley Capital Services, Inc
Rating Agency: Moody's Investors Service, Inc./Standard & Poor's, Inc.

**Information is available for this issue from the following sources**

Bank of America Merrill Lynch                    www.etrustee.net

**Bank of America**
**Merrill Lynch**

### Structured Asset Trust Unit Repackagings (SATURNS)
### Cummins Engine Debenture Backed
### Series 2001-4

WAC: 55.500000%
WAMM: 16

### Grantor Trust

| Class | Original Face Value (1) | Opening Balance | Principal Payment | Principal Adj. or Loss | Negative Amortization | Closing Balance | Interest Payment (2) | Interest Adjustment | Pass-Through Rate |
|---|---|---|---|---|---|---|---|---|---|
| CUSIP | | Factor per $ 1 | Factor per $ 1 | Factor per $ 1 | Factor per $ 1 | Factor per $ 1 | Factor per $ 1 | Factor per $ 1 | Next Rate(3) |
| UNIT | 27,546,000.00 | 15,393,525.00 | 0.00 | 0.00 | 0.00 | 15,393,525.00 | 711,950.53 | 0.00 | 9.2500000000% |
| 80409T204 | | 0.558829776 | 0.000000000 | 0.000000000 | 0.000000000 | 0.558829776 | 0.025845877 | 0.000000000 | Fixed |
| Total | 27,546,000.00 | 15,393,525.00 | 0.00 | 0.00 | 0.00 | 15,393,525.00 | 711,950.53 | 0.00 | |

| Total P&I Payment | 711,950.53 |
|---|---|

*Notes: (1) N denotes notional balance not included in total (2) Accrued Interest Plus/Minus Interest Adjustment Minus Deferred Interest equals Interest Payment (3) Estimated.   * Denotes Controlling Class*

*26-Feb-2010 - 15:40 (G692) © 2010 Bank of America Corporation*

**Bank of America**
**Merrill Lynch**

*Structured Asset Trust Unit Repackagings (SATURNS)*
*Cummins Engine Debenture Backed*
*Series 2001-4*

| | |
|---|---|
| Statement Date: | 01-Mar-10 |
| Payment Date: | 01-Mar-10 |
| Prior Payment: | 01-Sep-09 |
| Next Payment: | 01-Sep-10 |
| Record Date: | 15-Aug-10 |

## *Other Related Information*

### Swap Information

| Swap Receipents | Swap Amount Received | Next Swap Rate |
|---|---|---|
| None | 0.00 | 0.00% |

**Bank of America**
**Merrill Lynch**

*Structured Asset Trust Unit Repackagings (SATURNS)*
*Cummins Engine Debenture Backed*
*Series 2001-4*

| | |
|---|---|
| Statement Date: | 01-Mar-10 |
| Payment Date: | 01-Mar-10 |
| Prior Payment: | 01-Sep-09 |
| Next Payment: | 01-Sep-10 |
| Record Date: | 15-Aug-10 |

### *Other Related Information*

The underlying security issuer or guarantor, as applicable, is subject to the informational requirements of the Exchange Act. The underlying security issuer or guarantor, as applicable, currently files reports, proxy statements and other information with the SEC. Those periodic reports, current reports and other reports and other information can be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The SEC also maintains a website on the internet at http://www.sec.gov at which users can view and download copies of reports, proxy, information statements and other information filed electronically. In addition, those reports and other information may also be obtained from the underlying security issuer by making a request to the underlying security issuer.

**Bank of America Merrill Lynch**

*Structured Asset Trust Unit Repackagings (SATURNS)*
*Cummins Engine Debenture Backed*
*Series 2001-4*

| | |
|---|---|
| Statement Date: | 01-Mar-10 |
| Payment Date: | 01-Mar-10 |
| Prior Payment: | 01-Sep-09 |
| Next Payment: | 01-Sep-10 |
| Record Date: | 15-Aug-10 |

## Cash Reconciliation Summary

| Interest Summary | |
|---|---|
| Current Scheduled Interest | 711,950.53 |
| Less Deferred Interest | 0.00 |
| Less PPIS Reducing Scheduled Int | 0.00 |
| Plus Gross Advance Interest | 0.00 |
| Less ASER Interest Adv Reduction | 0.00 |
| Interest Not Advanced (Current Period) | 0.00 |
| Less Other Adjustment | 0.00 |
| Total | 711,950.53 |
| **Unscheduled Interest:** | |
| Prepayment Penalties | 0.00 |
| Yield Maintenance Penalties | 0.00 |
| Other Interest Proceeds | 0.00 |
| Total | 0.00 |
| Less Fee Paid To Servicer | 0.00 |
| Less Fee Strips Paid by Servicer | 0.00 |
| **Less Fees & Expenses Paid By/To Servicer** | |
| Special Servicing Fees | 0.00 |
| Workout Fees | 0.00 |
| Liquidation Fees | 0.00 |
| Interest Due Serv on Advances | 0.00 |
| Recoup of Prior Advances | 0.00 |
| Misc. Fees & Expenses | 0.00 |
| | 0.00 |
| Total Unscheduled Fees & Expenses | 0.00 |
| Total Interest Due Trust | 711,950.53 |
| **Less Fees & Expenses Paid By/To Trust** | |
| Trustee Fee | 0.00 |
| Fee Strips | 0.00 |
| Misc. Fees | 0.00 |
| Interest Reserve Withholding | 0.00 |
| Plus Interest Reserve Deposit | 0.00 |
| Total | 0.00 |
| Total Interest Due Certs | 711,950.53 |

| Principal Summary | |
|---|---|
| **Scheduled Principal:** | |
| Current Scheduled Principal | 0.00 |
| Advanced Scheduled Principal | 0.00 |
| Scheduled Principal | 0.00 |
| **Unscheduled Principal:** | |
| Curtailments | 0.00 |
| Prepayments in Full | 0.00 |
| Liquidation Proceeds | 0.00 |
| Repurchase Proceeds | 0.00 |
| Other Principal Proceeds | 0.00 |
| Total Unscheduled Principal | 0.00 |
| Remittance Principal | 0.00 |
| Remittance P&I Due Trust | 711,950.53 |
| Remittance P&I Due Certs | 711,950.53 |

| Pool Balance Summary | Balance | Count |
|---|---|---|
| Beginning Pool | 15,393,525.00 | 1 |
| Scheduled Principal | 0.00 | 0 |
| Unscheduled Principal | 0.00 | 0 |
| Deferred Interest | 0.00 | |
| Liquidations | 0.00 | 0 |
| Repurchases | 0.00 | 0 |
| Ending Pool | 15,393,525.00 | 1 |
| | | |

| Servicing Fee Summary | |
|---|---|
| Current Servicing Fees | 0.00 |
| Plus Fees Advanced for PPIS | 0.00 |
| Less Reduction for PPIS | 0.00 |
| Plus Delinquent Servicing Fees | 0.00 |
| Total Servicing Fees | 0.00 |

| PPIS Summary | |
|---|---|
| Gross PPIS | 0.00 |
| Reduced by PPIE | 0.00 |
| Reduced by Shortfalls in Fees | 0.00 |
| Reduced by Other Amounts | 0.00 |
| PPIS Reducing Scheduled Interest | 0.00 |
| PPIS Reducing Servicing Fee | 0.00 |
| PPIS Due Certificate | 0.00 |

| Advance Summary (Advance Made by Servicer) | Principal | Interest |
|---|---|---|
| Prior Outstanding | 0.00 | 0.00 |
| Plus Current Period | 0.00 | 0.00 |
| Less Recovered | 0.00 | 0.00 |
| Less Non Recovered | 0.00 | 0.00 |
| Ending Outstanding | 0.00 | 0.00 |

*Structured Asset Trust Unit Repackagings (SATURNS)*
*Cummins Engine Debenture Backed*
*Series 2001-4*

| | | |
|---|---|---|
| Statement Date: | 01-Mar-10 |
| Payment Date: | 01-Mar-10 |
| Prior Payment: | 01-Sep-09 |
| Next Payment: | 01-Sep-10 |
| Record Date: | 15-Aug-10 |

### *Bond Interest Reconciliation*

| Class | Accrual Method | Days | Pass Thru Rate | Accrued Certificate Interest | Deductions Allocable PPIS | Deductions Deferred & Accretion Interest | Deductions Interest Loss/Exp | Additions Prior Int. Short-falls Due | Additions Int Accrual on Prior Shortfall (3) | Additions Prepay-ment Penalties | Additions Other Interest Proceeds (1) | Distributable Certificate Interest (2) | Interest Payment Amount | Current Period (Shortfall)/ Recovery | Remaining Outstanding Interest Shortfalls | Credit Support Original | Credit Support Current(4) |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| UNIT | 30/360 | 180 | 9.2500000000% | 711,950.53 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 711,950.53 | 711,950.53 | 0.00 | 0.00 | 0.00% | 0.00% |
| | | | | 711,950.53 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 711,950.53 | 711,950.53 | 0.00 | 0.00 | | |

(1) Other Interest Proceeds are additional interest amounts specifically allocated to the bond(s) and used in determining the bonds Distributable Interest.
(2) Accrued - Deductions + Additions Interest
(3) Includes interest accrued on outstanding Interest Shortfalls and/or Loss Allocations. Where applicable.
(4) Determined as follows: (A) the ending balance of all the classes less (B) the sum of (i) the ending balance of the class and (ii) the ending balance of all classes which are not subordinate to the class divided by (A).

**Bank of America Merrill Lynch**

*Structured Asset Trust Unit Repackagings (SATURNS)*
*Cummins Engine Debenture Backed*
*Series 2001-4*

| | |
|---|---|
| Statement Date: | 01-Mar-10 |
| Payment Date: | 01-Mar-10 |
| Prior Payment: | 01-Sep-09 |
| Next Payment: | 01-Sep-10 |
| Record Date: | 15-Aug-10 |

## *Realized Loss Detail*

| Period | Disclosure Control # | Appraisal Date | Appraisal Value | Beginning Scheduled Balance | Gross Proceeds | Gross Proceeds as a % of Sched. Balance | Aggregate Liquidation Expenses * | Net Liquidation Proceeds | Net Proceeds as a % of Sched. Balance | Realized Loss |
|---|---|---|---|---|---|---|---|---|---|---|
| **Current Total** | | | | | | | | | | |
| **Cumulative** | | | | | | | | | | |

\* Aggregate liquidation expenses also include outstanding P&I advances and unpaid servicing fees, unpaid trustee fees, etc..

*Structured Asset Trust Unit Repackagings (SATURNS)*
*Cummins Engine Debenture Backed*
*Series 2001-4*

## *Bond/Collateral Realized Loss Reconciliation*

| Prospectus ID | Period | Beginning Balance of the Loan at Liquidation | Aggregate Realized Loss on Loans | Prior Realized Loss Applied to Certificates | Amounts Covered by Overcollateralization and other Credit | Interest (Shortages)/ Excesses applied to Realized Losses | Modification Adjustments/Appraisal Reduction Adjustment | Additional (Recoveries)/ Expenses applied to Realized Losses | Current Realized Loss Applied to Certificates* | Recoveries of Realized Losses paid as Cash | (Recoveries)/ Realized Loss Applied to Certificate Interest |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | A | B | C | D | E | | | |

**Cumulative**

\*In the Initial Period the Current Realized Loss Applied to Certificates will equal Aggregate Realized Loss on Loans - B - C - D  + E instead of A - C - D +  E

<u>Description of Fields</u>

| | |
|---|---|
| A | Prior Realized Loss Applied to Certificates |
| B | Reduction to Realized Loss applied to bonds (could represent OC, insurance policies, reserve accounts, etc) |
| C | Amounts classified by the Master as interest adjustments from general collections on a  loan with a Realized Loss |
| D | Adjustments that are based on principal haircut or future interest foregone due to modification |
| E | Realized Loss Adjustments, Supplemental Recoveries or Expenses on a previously liquidated loan |

**Bank of America Merrill Lynch**

*Structured Asset Trust Unit Repackagings (SATURNS)*
*Cummins Engine Debenture Backed*
*Series 2001-4*

| | |
|---|---|
| Statement Date: | 01-Mar-10 |
| Payment Date: | 01-Mar-10 |
| Prior Payment: | 01-Sep-09 |
| Next Payment: | 01-Sep-10 |
| Record Date: | 15-Aug-10 |

## *Rating Information*

| Class | CUSIP | Original Ratings | | | Rating Change/Change Date(1) | | |
|---|---|---|---|---|---|---|---|
| | | Fitch | Moody's | S&P | Fitch | Moody's | S&P |
| UNIT | 80409T204 | | Baa3 | BBB | | Ba1 10/25/05 | BBB- 8/3/05 |

NR - Designates that the class was not rated by the rating agency.

**(1)** Changed ratings provided on this report are based on information provided by the applicable rating agency via electronic transmission. It shall be understood that this transmission will generally have been provided to Bank of America within 30 days of the payment date listed on this statement. Because ratings may have changed during the 30 day window, or may not be being provided by the rating agency in an electronic format and therefore not being updated on this report, Bank of America recommends that investors obtain current rating information directly from the rating agency.